January 17, 2025

Timothy Fitzsimmons
Chief Financial Officer
CompoSecure, Inc.
309 Pierce St.
Somerset, NJ 08873

        Re: CompoSecure, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            Response dated Decewmber 6, 2024
            File No. 001-39687
Dear Timothy Fitzsimmons:

        We have reviewed your December 6, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 5, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Use of Non-GAAP Measures, page 56

1. We acknowledge your response to prior comment 2. Please represent to us that, in future filings, you will revise your adjusted net income and related per share amounts to include separate income tax adjustments related to your non-GAAP adjustments to reflect current and deferred income expense commensurate with the level of non-
       GAAP profitability presented by your measure. Otherwise, tell us why the non-GAAP adjustments you reflect would have no impact on your taxes if the related expenses were not incurred. See Question 102.11 of the Compliance and Disclosure Interpretations (CDIs) for Non-GAAP Financial Measures.
2. We acknowledge your response to prior comment 3. Please represent to us that, in future filings, you will present any convertible debt in your diluted adjusted net
 January 17, 2025
Page 2

       income per share computation under the if-converted method under ASC 260-10-45-
       40. Otherwise explain to us why your belief that the conversion of your 7.00%
       Exchangeable Senior Notes was "limited" is relevant, especially since these notes were converted in November 2024, and tell us your consideration of Non-GAAP
       Financial Measures CDI 100.04.
        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   John C. Kennedy